May 15, 2025

Christopher T. Holmes
Chief Executive Officer
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

       Re: FB Financial Corporation
           Registration Statement on Form S-4
           Filed May 8, 2025
           File No. 333-287103
Dear Christopher T. Holmes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Kanaly